COLE CORPORATE INCOME TRUST, INC.
SUPPLEMENT NO. 3 DATED JUNE 7, 2012
TO THE PROSPECTUS DATED MAY 1, 2012

This document supplements, and should be read in conjunction with the prospectus of Cole Corporate Income Trust, Inc. dated May 1, 2012, Supplement No. 1 dated May 9, 2012 and Supplement No. 2 dated May 18, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Corporate Income Trust, Inc.;
(2)	the placement of debt on certain real property investments; and
(3)	an update to the Prior Performance Summary.

Status of Our Public Offering

The registration statement for our initial public offering of 300,000,000 shares of common stock was declared effective by the Securities and Exchange Commission on February 10, 2011. Of these shares, we are offering 250,000,000 shares in a primary offering and 50,000,000 shares pursuant to our distribution reinvestment plan. During the month of May 2012, we accepted investors' subscriptions for, and issued, approximately 2.0 million shares of our common stock in the primary portion of our offering, resulting in gross proceeds to us of approximately $19.5 million, and approximately 7,000 shares of our common stock pursuant to our distribution reinvestment plan, resulting in gross proceeds to us of approximately $68,000. As of June 6, 2012, we had accepted investors' subscriptions for, and issued, approximately 5.7 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $56.5 million. We have special escrow provisions for subscriptions from residents of Pennsylvania. The conditions of the special escrow provisions for Pennsylvania have not been satisfied as of the date of this supplement and, therefore, we have not accepted subscriptions from residents of Pennsylvania.

We will offer shares of our common stock pursuant to the offering until February 10, 2013, unless all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by February 10, 2013, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.

Placement of Debt on Certain Real Property Investments

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Investment Objectives and Policies — Real Property Investments — Placement of Debt on Certain Real Property Investments” beginning on page 102 of the prospectus:

We obtained the following mortgage notes in connection with certain property acquisitions subsequent to the respective property purchase date:

Property	Lender	Loan Amount	Interest Rate	Loan Date	Maturity Date
Dr. Pepper - Harvey, IL	AVIVA Life and Annuity Company	$2,000,000	4.5%	5/31/2012	6/1/2019
Safelite Corporate Office - Columbus, OH	AVIVA Life and Annuity Company	2,400,000	4.5%	5/31/2012	6/1/2019
		$4,400,000

The mortgage notes are generally non-recourse to us and CCI OP, but both are liable for customary non-recourse carveouts. The mortgage notes may generally be prepaid subject to meeting certain requirements and payment of a prepayment premium as specified in the respective loan agreements. In the event the mortgage notes are not paid off on or before their maturity dates, the mortgage loans include default provisions. Upon the occurrence of an event of default, interest on each of the mortgage notes will accrue at an annual default interest rate equal to the lesser of (a) the maximum rate permitted by applicable law, or (b) at a rate equal to 12.0% per annum, as specified in the respective loan agreements.

Updates to Prior Performance Summary

The section of our prospectus captioned “Prior Performance Summary” beginning on page 105 of the prospectus is hereby amended by revising all references to the number of privately offered limited partnerships sponsored by Cole Real Estate Investments during the period from January 1, 2002 to December 31, 2011 with investment objectives similar to ours from five such limited partnerships to four such limited partnerships.

The following information supplements and should be read in conjunction with the section of our prospectus captioned “Prior Performance Summary — Adverse Business and Other Developments — Distributions and Redemptions” beginning on page 112 of the prospectus:

As of December 31, 2011, CCPT II has paid approximately $536.0 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $484.6 million, offering proceeds of approximately $9.7 million, net proceeds from the sale of marketable securities of approximately $21.5 million, net proceeds from the sale of CCPT II's interest in a joint venture of approximately $5.2 million, return of capital from unconsolidated joint ventures of approximately $3.9 million, and net borrowings of approximately $11.1 million. As of December 31, 2011, CCPT II had expensed approximately $9.7 million in cumulative real estate acquisition expenses, which reduced operating cash flows. CCPT II treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.
As of December 31, 2011, CCPT III has paid approximately $329.3 million in cumulative distributions since inception. These distributions were funded by net cash provided by operating activities of approximately $181.5 million, offering proceeds of approximately $136.7 million, return of capital from unconsolidated joint ventures of approximately $1.1 million, and net borrowings of approximately $10.0 million. As of December 31, 2011, CCPT III had expensed approximately $136.7 million in cumulative real estate acquisition expenses which reduced operating cash flows. CCPT III treats its real estate acquisition expenses as funded by offering proceeds. Therefore, for consistency, real estate acquisition expenses are treated in the same manner in describing the sources of distributions, to the extent that distributions paid exceed net cash provided by operating activities.

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